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                                                               Exhibit (a)(15)

                           [LETTERHEAD OF EG&G, INC.]

FOR IMMEDIATE RELEASE

15 December 1998

               EG&G SET TO ACCEPT ALL TENDERED LUMEN SHARES TODAY

          Expiration Date for Tender Offer is 6 p.m., December 15, 1998

Wellesley, Massachusetts ..... EG&G (NYSE: EGG) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to its tender offer for all of Lumen Technologies, Inc. (NYSE: LNM) common stock expired at 11:59 p.m. yesterday, without further government action. This clears the way for EG&G to complete its tender offer at $7.75 per share cash.

EG&G expects to purchase all tendered shares shortly after the expiration of the offer at 6:00 p.m., New York City time, today, Tuesday, December 15. According to the depository for the offer, as of the close of business on December 14, exactly 17,442,307 shares of Lumen common stock had been validly tendered pursuant to the offer. This number of shares is sufficient to satisfy the minimum condition of the offer.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal. Additional copies of such documents can be obtained by contacting Kissel-Blake, the Information Agent for the tender offer, at 1-800-554-7733.